July 21, 2025

Michael Rumley
Director
Amcor Flexibles North America, Inc.
3 Parkway North, Suite 300
Deerfield, IL 60015

       Re: Amcor Flexibles North America, Inc.
           Registration Statement on Form S-4
           Filed on July 15, 2025
           File No. 333-288682
Dear Michael Rumley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing